As filed with the Securities and Exchange Commission on May 30, 2014.

1933 Act File No. 333-183982

1940 Act File No. 811-22749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☐REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. __

☑ POST-EFFECTIVE AMENDMENT NO.    3

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO.     4

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

Principal Executive Offices

1845 Walnut St., 18th Floor

Philadelphia, PA 19103

1-855-747-9559

Agent for Service

Andrew Lubin

110 S. Poplar Street, Suite 101

Wilmington, Delaware 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, Suite 1700 Columbus, Ohio 43215 (614) 469-3200	Shelle Weisbaum, Esq. Resource Real Estate Diversified Income Fund 1845 Walnut St., 18th Floor Philadelphia, PA 19103 (215) 546-5005

Approximate Date of Proposed Public Offering:

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☑ on June 29, 2014 pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☑ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The sole purpose of this filing is to delay the effectiveness of the Trust’s Post-Effective Amendment No. 2 to its Registration Statement until June 29, 2014.  Post-Effective Amendment No. 2 to the Trust’s Registration Statement relates to the Resource Real Estate Diversified Income Fund.  Parts A, B and C of Registrant’s Post-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 3 under the Investment Company Act of 1940, filed on April 2, 2014, are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and  has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Columbus, State of Ohio on the 30th day of May, 2014.

                                                                RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

                                      (Registrant)

By: /s/ JoAnn M. Strasser*

JoAnn M. Strasser

*Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 30th day of May, 2014.

Jeffrey Brotman*	Trustee
Alan Feldman*	Trustee and Chief Executive Officer
Enrique Casanova*	Trustee
Fred Berlinsky*	Trustee
David Blatt*	Trustee
Kevin Finkel*	President
Steven Saltzman*	Treasurer and Chief Financial Officer

By: /s/ JoAnn M. Strasser*

JoAnn M. Strasser

*Attorney-in-Fact